UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69731

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brown Brothers Harriman Investments, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 Broadway
(No. and Street)

New York	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard D. Ham (212) 493-7939
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BAKER TILLY US, LLP
(Name – *if individual, state last, first, middle name*)

One Penn Plaza - Suite 3000	New York	NY	10119
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Daniel J. Greifenkamp__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Brown Brothers Harriman Investments, LLC__ , as of __December 31__ , 20 __20__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

WAYNE A. AGARD
NOTARY PUBLIC, STATE OF NEW YORK
No. 02AG6328113
Certificate Filed in New York County
Commission Expires: July 27, 2023

_____
Signature

__CEO_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Brown Brothers Harriman Investments, LLC

(A wholly-owned subsidiary of Brown Brothers Harriman & Co.)
Statement of Financial Condition Pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934
December 31, 2020

BROWN BROTHERS HARRIMAN INVESTMENTS, LLC

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm

To the Member of
Brown Brothers Harriman Investments, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Brown Brothers Harriman Investments, LLC (the Company) as of December 31, 2020, and the related notes (collectively referred to as the statement of financial condition). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's statement of financial condition based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement, whether due to error or fraud. Our audit included performing procedures that assess the risks of material misstatement of the statement of financial condition, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the statement of financial condition. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2020.

Baker Tilly US, LLP

New York, New York
February 24, 2021

Brown Brothers Harriman Investments, LLC
Statement of Financial Condition
December 31, 2020 (In Thousands of U.S. Dollars)

Assets

Cash	$	1,355
Prepaid expenses		8
Receivable from Parent		26
Total assets	$	1,389

Liabilities and Member's Equity

Accrued expenses	$	41
Total liabilities		41
Member's equity		1,348
Total liabilities and member's equity	$	1,389

The accompanying notes are an integral part of the statement of financial condition.

Brown Brothers Harriman Investments, LLC
Notes to Statement of Financial Condition
December 31, 2020 (In Thousands of U.S. Dollars)

1. Organization

Brown Brothers Harriman Investments, LLC (the "Company") was granted membership with the Financial Industry Regulatory Authority ("FINRA") on May 2, 2016 and commenced operations on September 1, 2016. The Company is a wholly-owned subsidiary of Brown Brothers Harriman and Co. (the "Parent"). The Parent is the sole member of the Company. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA as an Introducing Broker-dealer. The Company acts primarily as a distributor of the Parent's mutual funds and as a placement agent for the Parent's private investment funds.

2. Significant Accounting Policies

Basis of Presentation — The statement of financial condition is prepared in conformity with the accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates — The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities as of the date of the financial statement. Estimates, by their nature, are based on judgment and available information. Actual results could differ from the estimates. Accounting estimates reflected in the financial statements include allocated expenses from the Parent.

Cash and Cash Equivalents — The Company defines cash equivalents as short-term, highly liquid securities and cash deposits with original maturities of 90 days or less when purchased. As of December 31, 2020, there were no cash equivalents. The Company maintains substantially all cash at one major financial institution, and it exceeds the FDIC insured amount.

3. Income Taxes

As a single member LLC, the Company is a disregarded entity for U.S. federal, state and local income tax purposes. Accordingly, there is no provision for income taxes.

The Company recognizes the tax benefits of any uncertain tax positions only when the position is "more likely than not" to be sustained assuming examination by tax authorities, including resolutions of any related appeals or litigation processes, based on the technical merits. The Company reviews and evaluates tax positions in its major jurisdictions (where the Company is organized or registered to do business) and determines whether or not there are uncertain tax positions that require financial statement recognition. As of December 31, 2020, no reserves for uncertain tax positions were required to be recorded. The Company is not aware of any tax positions: for which it is reasonably possible that the total amounts of unrecognized tax benefits will change materially in the next twelve months. As a result, no income tax liability has been recorded in the accompanying statement of financial condition.

4. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the minimum net capital requirement pursuant to Uniform Net Capital Rule 15c3-1 of the U.S. Securities Exchange Commission (the "Rule"). Under the Rule, the Company is required to maintain minimum net capital, as defined under the rule, equal to the greater of $5 or 6-2/3% of aggregate indebtedness as of December 31, 2020. As of December 31, 2020, the Company had net capital of $1,314, which exceeded required net capital by $1,309, and a ratio of aggregate indebtedness to net capital of 3.11%.

5. Related Party Transactions

Parent Company Allocation — The Company receives services from its Parent, which provides the use of its employees, facilities, and other assets. Expenses incurred by the Parent that are

December 31, 2020 (In Thousands of U.S. Dollars)

directly related to the Company's distribution activities are specifically allocated to the Company, and other shared costs such as employees, facilities, and other assets are allocated to the Company based on the Administrative Services Agreement.

Reimbursement from Parent — The Company provides services related to the distribution of mutual funds and private placements of interests in the private funds offered by the Parent and/or affiliates. In September 2016, in its role as a mutual fund distributor, the Company entered a selling agreement with the Parent. In this agreement, the Company is compensated 110% of its operating expenses. The Company's receivable from its Parent related to this agreement was $26 as of December 31, 2020.

6. Securities Exchange Act Rule 15c3-3

As a "Non-Covered Firm," the Company is not required to comply with Rule 15c3-3 pursuant to FAQ 18 of the SEC's Frequently Asked Questions Concerning the Amendments to Certain Broker-Dealer Financial Responsibility Rules. The Company's business activities are limited to offering investments on a subscription basis, and it (i) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (ii) does not carry accounts of or for customers; and (iii) does not carry PAB accounts (as defined in Rule 15c3-3).

.

7. Subsequent Events

Subsequent events have been evaluated through the date of issuance of the financial statements on February 24, 2021. Based on such evaluation, no events were discovered that required disclosure or adjustment to the financial statements.